Exhibit 99.1

Alibaba Group Announces Completion of US$2.65 Billion Offering of U.S. Dollar-denominated Senior Unsecured Notes and RMB17 Billion Offering of RMB-denominated Senior Unsecured Notes

Hangzhou, China, November 28, 2024 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced (i) the completion of an offering, on November 26, 2024, of US$2.65 billion aggregate principal amount of U.S. dollar-denominated senior unsecured notes, consisting of:

US$1,000,000,000 4.875% notes due 2030 at an issue price per note of 99.838%;

US$1,150,000,000 5.250% notes due 2035 at an issue price per note of 99.649%; and

US$500,000,000 5.625% notes due 2054 at an issue price per note of 99.712% (collectively, the “USD Notes”);

and (ii) the completion of an offering, on November 28, 2024, of RMB17 billion aggregate principal amount of RMB-denominated senior unsecured notes, consisting of:

RMB8,400,000,000 2.65% notes due 2028 at an issue price per note of 100%;

RMB5,000,000,000 2.80% notes due 2029 at an issue price per note of 100%;

RMB2,500,000,000 3.10% notes due 2034 at an issue price per note of 100%; and

RMB1,100,000,000 3.50% notes due 2044 at an issue price per note of 100% (collectively, the “RMB Notes,” and together with the USD Notes, the “Notes”).

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. The USD Notes have been offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act. Alibaba entered into a registration rights agreement in connection with the offering of the USD Notes, under which it agreed to use commercially reasonable efforts to file an exchange offer registration statement to exchange the USD Notes for a new issue of substantially identical debt securities registered under the Securities Act or, under specified circumstances, a shelf registration statement to cover resales of the USD Notes. The RMB Notes have been offered and sold only to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com